# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sagimet Biosciences Inc., CIK 0001400118
CUSIP: 786700104
Title of class of securities: Series A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 155 BOVET RD., SUITE 303, SAN MATEO, California (CA), 94402
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001784547

## Reporting persons
- Woodline Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,552,536; shared voting power 0; sole dispositive power 2,552,536; shared dispositive power 0; aggregate amount beneficially owned 2,552,536 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Sagimet Biosciences Inc.
Address of issuer's principal executive offices: 155 Bovet Road, Suite 303, San Mateo, CA 94402

## Item 2. Person Filing
Name of person filing:
This statement is filed by Woodline Partners LP ("Woodline Partners" or the "Reporting Person"), a Delaware limited partnership, and the investment adviser to Woodline Master Fund LP (the "Woodline Fund"), with respect to the shares of series A common stock, par value $0.0001 per share ("Series A Common Stock") of Sagimet Biosciences Inc. (the "Company") directly held by the Woodline Fund.

The filing of this statement should not be construed as an admission that the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Series A Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of Woodline Partners is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111.
Citizenship: Woodline Partners is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of approximately 30,674,855 shares of Series A Common Stock outstanding as of May 2, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 8, 2025.
Percent of class: 8.3%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Woodline Partners LP: /s/ Erin Mullen, Erin Mullen, General Counsel & Chief Compliance Officer (08/14/2025)